

Mail Stop 3720

July 6, 2007

Via U.S. Mail and Fax (011-36-1-458-7055)

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications plc.
Budapest, 1013, Krisztina, krt, 55
Hungary

> **RE:** **Magyar Telekom Telecommunications plc.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed February 22, 2007**
> **File No. 001-14720**

Dear Mr. Kusch:

    We have reviewed your supplemental response letter dated May 14, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to comment 2 regarding the recordation of gain on sale of treasury shares as adjustment to "retained earnings" rather than "additional paid-in-capital". However, we remain unclear about the appropriateness of recording the gain within "retained earnings" given that retained earnings represent the Company's accumulated performance results rather than equity transactions. We refer you to paragraphs 96 (a) and 97 (b) of IAS 1 for guidance. Please advise us or revise in future filings.

2. We note your response to comment 11 and the related proposed disclosures. In this regard, tell us in greater detail how MTIP plan works and the related accounting. In particular, advise us how the award or the tranches are vested and how you determined their cash amounts to be recorded and forfeitures due to terminations at each reporting period. Also, tell us what do you meant by "This value will be paid out at the end of the plan" and the impact on your accounting if the targets are not achieved at the end of the plan or at any reporting period.

3. We note your response to comment 12. With respect to the fixed to mobile interconnection/termination fees litigation, we believe that you should disclose the amount of the provision recorded that reflects your estimate of the most probable outcome in accordance with paragraphs 84-85 of IAS 37. Please advise us or revise.

4. We note your response to comment 13; however, we remain unclear why it is appropriate to record the amounts that you received from DT AG as "other operating income" or compensation under IFRS. We do not believe that paragraphs 65-66 of IAS 16 would apply in your situation. In addition, we are unclear why the apparent transaction with DT AG should not be interpreted as transaction with owners under IFRS. Please advise us or revise. Refer to guidance within paragraph 97 (a) of IAS 1.

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director